SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall

Minneapolis, Minnesota 55403

Target Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 29, 2010

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2009	2008
Assets
Investments:
Commingled funds	$3,697,736	$2,642,687
Stable Value Fund	938,388	875,760
Total investments	4,636,124	3,518,447
Participant loans	90,300	83,620
Cash equivalents	16,700	14,001
Receivables:
Due from broker for securities sold	50,219	100,499
Employer contributions	9,609	9,795
Participant contributions	10,083	9,109
Interest	–	40
Total receivables	69,911	119,443
Total assets	4,813,035	3,735,511

Liabilities
Payables:
Due to broker for securities purchased	101,715	127,693
Expenses	1,882	5,519
Interest	59	–
Total liabilities	103,656	133,212
Net assets reflecting all investments at fair value	4,709,379	3,602,299
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,744)	24,639
Net assets available for benefits	$4,698,635	$3,626,938

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2009	2008
Additions to net assets attributed to:
Participant contributions	$260,591	$275,015
Employer contributions	178,545	182,768
Total additions	439,136	457,783

Deductions from net assets attributed to:
Benefits paid to participants	352,634	420,424
Administration fees	11,265	13,677
Trustee fees	898	916
Total deductions	364,797	435,017

Investment income (loss):
Interest and dividends	50,757	62,949
Net realized and unrealized appreciation (depreciation) in fair value of investments	946,601	(1,175,508)
Total investment income (loss)	997,358	(1,112,559)
Net increase (decrease)	1,071,697	(1,089,793)
Net assets available for benefits:
Beginning of year	3,626,938	4,716,731
End of year	$4,698,635	$3,626,938

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

Employees of Target Corporation (the Company and the Plan Administrator) who meet eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan).

Under the terms of the Plan, participants can invest up to 80% of their current gross cash compensation in the Plan, within Employee Retirement Income Security Act (ERISA) limits. Participants are allowed to make contributions to the Plan, in any combination of before-tax and/or after-tax contributions, except for highly compensated participants. Highly compensated participants, as defined by the Internal Revenue Code (the Code), can only make before-tax contributions to the Plan. Participants can contribute up to the annual contribution limits established by the Internal Revenue Service (the IRS) ($16,500 and $15,500, plus a $5,500 and $5,000 catch-up for participants age 50 and older for 2009 and 2008, respectively).

Generally, the Company matches, in the form of Target Corporation common stock, 100 percent of each participant’s contribution up to 5 percent of total compensation. All actively employed participants are immediately vested in both the participant contributions and the Company’s matching deposits.  Participants can immediately diversify the investment of match funds to the other plan investment options. As of December 31, 2009 and 2008, all investments were participant directed.

Participants may receive benefits upon termination, death, disability, or retirement as either a lump-sum amount equal to the vested value of their account or installments, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions.

The Plan allows for two types of loans, one for the purchase of a primary residence and the other a general-purpose loan, both subject to restrictions as defined in the Plan. Participants may have one of each type of loan outstanding at any given time. Proceeds received from the repayment of loans, including interest, are allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the time of the repayment. Interest rates on all loans reflect the prime rate as published by the Wall Street Journal on the first business day of the month the loan is issued, plus 1%.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description available from the Company.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

2. Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan conform to U.S. generally accepted accounting principles (U.S. GAAP).

Investment Valuation and Income Recognition

All investments are carried at fair value. During 2008, the Plan adopted new fair value accounting standards. This adoption did not affect the financial statements of the Plan. Refer to Note 3 for further details related to the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Plan Expenses

Expenses paid by the Plan include the following: fund management fees (which are netted against investment interest income), trustee fees, monthly processing costs (including record-keeping fees), quarterly participant account statement preparation and distribution costs, and other third-party administrative expenses.

Fully Benefit-Responsive Investment Contracts

As described in fair value accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in two synthetic guaranteed investment contracts (GICs). GICs are investment contracts in which the Plan owns the underlying assets and purchases contracts from independent third parties that provide market value and cash flow risk protection to the Plan. As required by fair value accounting standards, the statement of net assets available for benefits presents the fair value of the GICs as well as the difference between the GICs’ fair value and contract value, or the adjustment to contract value. The GICs’ underlying assets are measured at fair value in accordance with fair value accounting standards. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of those contracts. The GICs’ contract value represents the sum of participants’ contributions and earnings on the underlying assets, less participants’ withdrawals and administrative expenses.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ significantly from those estimates.

3. Fair Value Measurements

In the first quarter of 2008, the Plan adopted fair value accounting standards. These standards define fair value for financial assets and liabilities, establish a framework for measuring fair value and expand disclosure requirements about fair value measurements. Fair value accounting standards define fair value as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties.

Assets recorded at fair value are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to valuation of an asset: Level 1 (unadjusted quoted prices in active markets); Level 2 (observable inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). Assets measured at fair value on a recurring basis are categorized based upon the lowest level of significant input to the valuations.

In determining fair value, the Plan uses observable market data when available.

	Fair Value at December 31, 2009
	Using Inputs Considered as
	Total	Level 1	Level 2	Level 3
Fair value measurements	(In Thousands)
Cash equivalents	$16,700	$–	$16,700	$–
Commingled funds:		–		–
Target Corporation common stock fund	1,941,696	–	1,941,696	–
Lifecycle funds [a]	575,529	–	575,529	–
U.S. government and agency obligations	185,089	–	185,089	–
U.S. equities [b]	622,279	–	622,279	–
International equities [b]	373,143	–	373,143	–
Stable Value Fund:[c]
Fixed income securities	219,327	–	219,327	–
Guaranteed investment contracts	719,061	–	719,061	–
Participant loans	90,300	–	–	90,300
Total	$4,743,124	$–	$4,652,824	$90,300

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

3. Fair Value Measurements (continued)

	Fair Value at December 31, 2008
	Using Inputs Considered as
	Total	Level 1	Level 2	Level 3
Fair value measurements	(In Thousands)
Cash equivalents	$14,001	$–	$14,001	$–
Commingled funds:
Target Corporation common stock fund	1,432,338	–	1,432,338	–
Lifecycle funds[a]	390,032	–	390,032	–
U.S. government and agency obligations	144,103	–	144,103	–
U.S. equities[b]	451,029	–	451,030	–
International equities [b]	225,185	–	225,185	–
Stable Value Fund:[c]
Fixed income securities	236,710	–	236,710	–
Guaranteed investment contracts	639,050	–	639,050	–
Participant loans	83,620	–	–	83,620
Total	$3,616,068	$–	$3,532,449	$83,620

a These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments.

b The Plan has restrictions around liquidating its entire share in the fund.  These restrictions are set to expire in early 2011.

c The Stable Value Fund is a self-managed fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in a portfolio of GICS, short-term investment funds, high-quality short-and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

3. Fair Value Measurements (continued)

The following sets forth the types of assets measured at fair value and a brief description of the valuation technique for each asset type:

Position Description	Valuation Technique

Cash equivalents/Commingled funds

These investments are investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities, and then divided by the number of shares outstanding.

Stable Value Fund

The fair value of the Stable Value Fund is based on the underlying investments, which are valued using corroborated market data. Fixed income securities are valued using the NAV provided by the admistrator of the fund. The fair value of the wrapper contracts is based on the wrap contract fees provided by the insurance companies.

Participant loans	Loans to plan participants are valued at cost, which approximates fair value.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

3. Fair Value Measurements (continued)

The following is a reconciliation of the beginning and ending balances, including total gains (losses), realized and unrealized, for the period of Level 3 investments.

	Beginning Balance	Net Payments, Purchases, Sales	Ending Balance

Level 3 reconciliation	(In Thousands)
	Fair Value for the Year Ended December 31, 2009
Participant loans	$83,620	$6,680	$90,300

	Fair Value for the Year Ended December 31, 2008
Participant loans	$81,000	$2,620	$83,620

4. Investments

At December 31, 2009, the Plan allows participants to allocate their investments among 19 investment funds. Participants may change their investment elections daily for both existing account balances and future contributions.

The Plan’s investments are held by State Street Bank, the trustee. The Plan’s investments, including investments bought and sold, as well as investments held during the year, appreciated or depreciated in fair value as follows:

Net Appreciation (Depreciation) in Fair Value During Year
(In Thousands)
Year ended December 31, 2009:
Commingled funds	$375,013
Target Corporation common stock fund	571,588
$946,601

Year ended December 31, 2008:
Commingled funds	$(577,433)
Target Corporation common stock fund	(598,075)
$(1,175,508)

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

4. Investments (continued)

The fair values of individual investments representing 5% or more of the Plan’s net assets are as follows:

	At December 31
	2009	2008
	(In Thousands)
Target Corporation common stock fund*	$ 1,941,696	$ 1,432,338
State Street Bank & Trust Co. S&P 500 Flagship Fund Class A*	302,682	240,093
Wells Fargo Bank – Stable Value Fund	^	204,447

*Indicates issuer is a party in interest to the Plan.

^Investment does not represent 5% or more of the Plan’s net assets as of this date.

5. The Stable Value Fund

The Stable Value Fund (the Fund) consists of investments in fixed income securities, guaranteed investment contracts (GICs) and wrap contracts.

The GICs are fully benefit-responsive and involve two separate insurance companies. Contributions to this fund are invested in a portfolio of high-quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

The two wrap contracts in which the Fund has entered are with insurance companies under which the insurance companies provide guarantees with respect to the return of funds to make distributions from this investment option. These insurance contracts are carried at contract value in the participants’ accounts.

Participant accounts in the Fund are credited with interest at a fixed rate that is evaluated monthly. The primary variables affecting the future crediting rates include (1) the current yield of the assets underlying the contract, (2) the duration of the assets underlying the contracts, and (3) the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

5. The Stable Value Fund (continued)

crediting rate may be higher than the current market rates. The insurance contracts cannot credit an interest rate that is less than 1%.

Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contracts by the Plan or plan termination. The Plan Administrator has not expressed any intention to take either of these actions. The wrapper contracts cannot be terminated by the issuers of the contracts at a value other than contract value except under a limited number of specific circumstances including termination of the Plan or failure to qualify under specific tax code provisions, material misrepresentations by the Plan Administrator or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

As described in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund at December 31, 2009 and 2008, are as follows:

Average Yields for GICs	2009	2008

Based on actual earnings	3.40%	5.02%
Based on interest rate credited to participants	2.67	4.34

6. Transactions with Parties in Interest

During the plan years 2009 and 2008, the Plan engaged in the following exempt party-in-interest transactions related to the Company’s common stock:

	2009	2008
	(In Thousands)

Number of common shares purchased	10,440	13,149
Cost of common shares purchased	$413,052	$590,673

Number of common shares sold	11,564	15,720
Market value of common shares sold	$470,545	$758,935
Cost of common shares sold	$400,329	$519,279

Number of common shares distributed to plan participants	250	265
Market value of common shares distributed to plan participants	$10,432	$12,695
Cost of common shares distributed to plan participants	$8,701	$8,646

Dividends received (net of pass-through dividends)	$19,974	$24,450

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

7. Income Tax Status

The Plan has received a determination letter from the IRS dated September 12, 2001, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. The Plan’s exposure to credit risk on guaranteed investment contracts is limited to the fair value of the contracts with each of the counterparties.

9. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008
	(In Thousands)

Net assets available for benefits per the financial statements	$4,698,635	$3,626,938
Amounts allocated to withdrawing participants	(2,268)	(1,035)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,744	(24,639)
Participant contribution receivable accrual	(7,489)	(9,109)
Employer contribution receivable accrual	(5,042)	(6,282)
Net assets available for benefits per the Form 5500	$4,694,580	$3,585,873

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008
	(In Thousands)
Benefits paid to participants per the financial statements	$352,634	$420,424
Amounts allocated to withdrawing participants at December 31, 2007	–	(1,712)
Amounts allocated to withdrawing participants at December 31, 2008	(1,035)	1,035
Amounts allocated to withdrawing participants at December 31, 2009	2,268	–
Benefits paid to participants per the Form 5500	$353,867	$419,747

The following is a reconciliation of participant contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008
	(In Thousands)
Participant contributions available for benefits per the financial statements	$10,083	$9,109
Participant contribution receivable accrual	(7,489)	(9,109)
Participant contributions available for benefits per the Form 5500	$2,594	$–

The following is a reconciliation of employer contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008
	(In Thousands)
Employer contributions available for benefits per the financial statements	$9,609	$9,795
Employer contribution receivable accrual	(5,042)	(6,282)
Employer contributions available for benefits per the Form 5500	$4,567	$3,513

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of additions to net assets attributed to participant contributions per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008
	(In Thousands)
Additions to net assets attributed to participant contributions per the financial statements	$260,591	$275,015
Change in participant contribution receivable accrual	1,620	(1,262)
Additions to net assets attributed to participant contributions per the Form 5500	$262,211	$273,753

The following is a reconciliation of additions to net assets attributed to employer contributions per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008
	(In Thousands)
Additions to net assets attributed to employer contributions per the financial statements	$178,545	$182,768
Change in employer contribution receivable accrual	1,240	(511)
Additions to net assets attributed to employer contributions per the Form 5500	$179,785	$182,257

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2009

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total additions to net assets per the financial statements to total (loss) income per the Form 5500:

	Year Ended December 31
	2009	2008
	(In Thousands)
Total additions to net assets per the financial statements	$439,136	$457,783
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	24,639	(5,745)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	10,744	(24,639)
Investment income (loss)	997,358	(1,112,559)
Change in participant contribution receivable accrual	1,620	(1,262)
Change in employer contribution receivable accrual	1,240	(511)
Total income (loss) per the Form 5500	$1,474,737	$(686,933)

Supplemental Schedule

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Cash equivalents
16,700,109	*State Street Bank & Trust Co.		$16,700,109

Commingled investment funds
55,434,825	*Target Corporation Common Stock		1,941,696,478

	Barclays Global Investors
276,814	US Real Estate Index Fund		45,170,538

	Barclays Global Investors
13,615,050	BGI S&P 500 Growth		146,420,097

	*State Street Bank & Trust Co.
6,184,478	Daily Emerging Markets Index Fund		149,293,310

	*State Street Bank & Trust Co.
9,491,767	Treasury Inflation Protected		185,089,463

	*State Street Bank & Trust Co.
1,335,117	Flagship FD Series A		302,681,664

	*State Street Bank & Trust Co.
12,613,366	EAFE Series T		223,849,413

	*State Street Bank & Trust Co.
5,972,955	Russell 2000 Fund		128,006,392

5,188,273	Blackrock, Inc. LIFEPATH INDEX RETIREMENT FUND		61,947,979
4,726,752	Blackrock, Inc. LIFEPATH INDEX 2015 FUNDF		52,325,142
5,715,289	Blackrock, Inc. LIFEPATH INDEX 2020 FUND F		65,382,910
6,645,460	Blackrock, Inc. LIFEPATH INDEX 2025 FUND F		70,308,969
6,468,049	Blackrock, Inc. LIFEPATH INDEX 2030 FUND F		71,860,020
7,230,443	Blackrock, Inc. LIFEPATH INDEX 2035 FUND F		73,605,908
6,686,658	Blackrock, Inc. LIFEPATH INDEX 2040 FUND F		72,215,903
6,006,062	Blackrock, Inc. LIFEPATH INDEX 2045 FUND F		58,859,411
6,205,399	Blackrock, Inc. LIFEPATH INDEX 2050 FUND F		49,022,649
	Total Commingled investment funds		3,697,736,246

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund
	American International Life Group
	Products Group Annuity Contract
	No. 130221, 3.94%	A3/A-	$333,197
	Pacific Mutual Life Insurance Co.
	Group Annuity Contract
	No. 26255, 3.945%	A1/AA-	333,197

	WELLS FARGO, GALLIARD
	CAPITAL MANAGEMENT -
1,731,389	MANAGED SYNTHETIC FUND		33,687,625
	WELLS FARGO, GALLIARD
	CAPITAL MANAGEMENT -
4,000,492	STABLE RETURN FUND		185,638,821
9,300,000	10YR INTEREST RATE SWAP FUTURES		–
1,900,000	10YR US TREASURY NOTE FUTURES		–
10,800,000	10YR US TREASURY NOTE FUTURES		–
800,000	1345 AVE OF THE AMERS TR		834,836
4,800,000	2YR US TREASURY NOTE FUTURES		–
(8,400,000)	2YR US TREASURY NOTE FUTURES		–
3,200,000	30YR US TREASURY BOND FUTURES		–
(1,700,000)	30YR US TREASURY BOND FUTURES		–
15,700,000	5YR INTERST RATE SWAP FUTURES		–
(900,000)	5YR US TREASURY NOTE FUTURES		–
8,100,000	5YR US TREASURY NOTE FUTURES		–
(13,750,000)	90DAY EURODOLLAR FUTURES CME		–
(20,000,000)	90DAY EURODOLLAR FUTURES CME		–
79,387	ABN AMRO MTG CORP		79,086
401,973	ACCREDITED MTG LN TR		388,871
1,300,000	ACHMEA HYPOTHEEKBANK NV		1,297,483
390,000	AGRIBANK FCB		428,591
120,000	ALLSTATE CORP		139,419
375,000	ALTRIA GROUP INC		463,563
890,650	AMCAR 2008 2 A2		910,701
250,000	AMERICAN EXPR CENTURION		248,086
250,000	AMERICAN EXPRESS CEN BK NEW		259,300
500,000	AMERICAN EXPRESS CR CORP		498,697
206,469	AMERICAN HOME MTG		100,620

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
473,868	AMERIQUEST MTG SECS INC		$349,333
1,000,000	AMGEN INC		985,000
180,000	AMGEN INC		196,695
100,000	ANGLO AMERICAN CAPITAL		119,994
200,000	ANGLO AMERICAN CAPITAL		254,042
2,225,000	ANHEUSER BUSCH INBEV WOR		2,235,424
550,000	ANHEUSER BUSCH INBEV WOR		558,443
105,000	ANHEUSER BUSCH INBEV WOR		107,127
100,000	ANHEUSER BUSCH INBEV WORLDWIDE		113,416
625,000	ANHEUSER BUSCH INVEV WORLDWIDE		731,747
750,000	ANZ CAP TR I		750,023
10,000	AOL TIME WARNER INC		10,595
510,000	ARAB REP EGYPT		535,051
110,000	ASSURANT INC		112,785
300,000	AT + T BROADBAND CORP		385,844
285,000	AT + T INC		321,550
55,000	AT+T WIRELESS		62,146
235,000	AT+T WIRELESS SVCS INC		252,483
500,000	ATT INC		500,105
325,000	B A T INTL FIN PLC		412,714
1,485,000	BA CR CARD TR		1,491,841
125,000	BAE SYS HLDGS INC		128,774
235,000	BAE SYSTEMS HOLDINGS INC		252,782
230,265	BANC AMER ALTERNATIVE LN TR		229,233
350,728	BANC AMER ALTERNATIVE LN TR		331,438
1,271,075	BANC AMER COML MTG INC		1,319,640
1,180,000	BANC AMER COML MTG INC		1,182,959
221,959	BANC AMER COML MTG INC		223,540
1,835,000	BANC AMER COML MTG INC		1,899,584
1,050,000	BANC AMER COML MTG INC		1,007,518
2,000,000	BANC AMER COML MTG INC		1,960,384
88,435	BANC AMER FDG CORP		86,731
170,909	BANC AMER MTG SECS INC		155,099
840,073	BANC OF AMERICA COMM MTG INC		867,788
490,000	BANK AMER CORP		501,769
4,190,000	BANK AMER CORP MEDIUM TERM		4,228,678
425,000	BANK OF AMERICA CORP		491,660

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
150,000	BANK ONE CORP		$159,069
80,000	BANKAMERICA CORP		85,941
425,000	BARCLAYS BK PLC		386,750
400,000	BARRICK GOLD CORP		450,377
799,954	BCAP LLC TR		526,694
308,928	BEAR STEARNS ALT A TR		215,656
715,000	BEAR STEARNS COML MTG SECS		688,614
575,000	BEAR STEARNS COMMERCIAL MORT		544,191
275,000	BEAR STEARNS COS INC		292,810
615,000	BEAR STEARNS COS INC		670,400
550,000	BEAR STEARNS COS INC		631,319
1,235,000	BEAR STEARNS COS INC MED TERM		1,379,836
135,000	BHP BILLITON FIN USA LTD		144,636
405,000	BLACKROCK INC		399,914
240,000	BMW BANK NORTH AMERICA		239,502
300,000	BOARDWALK PIPELINES LLC		306,355
940,000	BP CAP MKTS P L C		968,245
1,100,000	BRITISH TELECOMMUNICATIONS PLC		1,178,452
(2,100,000)	BRS58MFL0 IRS USD P F 5.30500		(2,363,130)
2,100,000	BRS58MFL0 IRS USD R V 03MLIBOR		2,101,470
(6,000,000)	BRS7Q21W1 IRS USD P V 03MLIBOR		(6,179,400)
6,000,000	BRS7Q21W1 IRS USD R F 1.53750		6,228,600
(1,600,000)	BRS814SP8 IRS USD P F 2.42750		(1,592,640)
1,600,000	BRS814SP8 IRS USD R V 03MLIBOR		1,601,120
(4,200,000)	BRS8EUZ60 IRS USD P V 03MLIBOR		(4,202,940)
4,200,000	BRS8EUZ60 IRS USD R F 2.00000		4,265,520
(6,300,000)	BRS8TXE53 IRS USD P F 2.58750		(6,257,160)
6,300,000	BRS8TXE53 IRS USD R V 03MLIBOR		6,304,410
(14,200,000)	BRS8WHV71 IRS USD P V 03MLIBOR		(14,208,520)
14,200,000	BRS8WHV71 IRS USD R F 1.36500		14,261,060
425,000	CABLE + WIRELESS OPTUS FIN		436,730
200,000	CALIFORNIA ST		196,496
495,000	CALIFORNIA ST		467,815
975,000	CANADA GOVT		958,067
1,000,000	CANADIAN NAT RES LTD		1,064,299
160,000	CANADIAN NAT RES LTD		170,943
125,000	CANADIAN NATL RESOURCE		132,595

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
150,000	CANADIAN NATL RESOURCES		$162,793
540,000	CAPITAL ONE BANK USA NA		638,100
250,000	CAROLINA FIRST BANK		249,639
715,019	CARRINGTON MTG LN TR		613,613
700,000	CATERPILLAR FINANCIAL SE		705,789
360,000	CDP FINANCIAL		344,840
380,000	CELLCO PART/VERI WIRELSS		412,406
740,000	CELLCO PART/VERI WIRELSS		917,883
445,000	CENOVUS ENERGY INC		464,164
175,000	CENOVUS ENERGY INC		190,759
130,000	CENTERPOINT ENERGY HOUSTON		148,013
111,610	CENTEX HOME EQUITY LN TR		107,592
108,646	CENTEX HOME EQUITY LN TR		98,225
2,280,000	CHAIT 2009 A7 A7		2,282,722
400,000	CHASE MANHATTAN CORP NEW		412,510
175,000	CHUBB CORP		162,750
85,000	CISCO SYSTEMS INC		87,126
875,000	CISCO SYSTEMS INC		858,361
3,885,000	CITIBANK NA		3,895,299
1,605,000	CITIBANK NA		1,603,777
1,845,000	CITIBANK NA		1,828,768
95,611	CITICORP MTG SECS INC		95,717
52,129	CITICORP MTG SECS INC		53,041
69,057	CITIFINANCIAL MTG SECS INC		50,862
1,100,000	CITIGROUP FDG INC		1,108,494
1,490,000	CITIGROUP FUNDING INC		1,502,112
3,345,000	CITIGROUP FUNDING INC		3,334,983
2,270,000	CITIGROUP FUNDING INC		2,264,148
1,410,000	CITIGROUP FUNDING INC		1,421,069
500,000	CITIGROUP INC		499,463
2,855,000	CITIGROUP INC		2,870,191
530,000	CITIGROUP INC		552,124
175,000	CITIGROUP INC		181,847
425,000	CITIGROUP INC		444,935
550,000	CITIGROUP INC		530,213
290,000	CITIGROUP INC		282,186
555,000	CITIGROUP INC		554,787

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
2,792,394	CITIGROUP MTG LN TR		$2,676,249
1,262,133	CITIMORTGAGE ALTERNATIVE LN TR		850,757
155,000	CLOROX CO		166,650
415,000	COBALT CMBS COML MTG TR		339,716
500,000	COCA COLA ENTERPRISES INC		503,960
1,845,000	COMCAST CABLE COMMUNICATIONS		1,947,152
470,000	COMCAST CORP		526,566
210,000	COMCAST CORP NEW		226,153
480,361	COMM		483,189
187,919	COMMERCIAL MTG ASSET TR		188,221
320,000	COMMONWEALTH BANK AUST		320,778
850,000	COUNTRYWIDE FINL CORP		902,284
129,439	COUNTRYWIDE HOME LOANS		129,151
1,000,000	CREDIT SUISSE COML MTG TR		834,215
675,000	CREDIT SUISSE COML MTG TR		510,412
755,000	CREDIT SUISSE FIRST BOSTON		805,158
305,344	CREDIT SUISSE FIRST BOSTON		21,456
327,594	CREDIT SUISSE FIRST BOSTON MTG		181,569
72,803	CREDIT SUISSE FIRST BOSTON MTG		50,972
1,280,000	CREDIT SUISSE FIRST BOSTON MTG		1,339,529
1,540,000	CREDIT SUISSE FIRST BOSTON MTG		1,579,854
121,741	CREDIT SUISSE FIRST BOSTON MTG		121,991
990,000	CREDIT SUISSE FIRST BOSTON MTG		1,022,876
505,000	CREDIT SUISSE FIRST BOSTON MTG		509,441
1,150,000	CREDIT SUISSE FIRST BOSTON MTG		1,164,546
274,680	CSMC MORTGAGE BACKED TR 2006 8		183,134
615,000	CVS CAREMARK CORP		649,080
125,000	CVS CAREMARK CORP		136,786
125,225	CWABS INC		91,526
227,021	CWABS INC		115,884
0.05	CWABS INC		–
212,640	CWABS INC		201,737
12,862	CWABS INC		7,421
668,805	CWABS TR		629,180
73,992	CWALT INC		72,749
51,832	CWALT INC		46,004
99,076	CWALT INC		85,620

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
514,258	CWALT INC		$280,927
367,886	CWMBS INC		356,249
153,401	CWMBS INC		100,946
700,000	DAIMLERCHRYSLER NTH AMER HLDG		735,288
2,245,000	DANSKE BANK A S		2,282,664
310,000	DCP MIDSTREAN LLC		381,441
350,000	DEERE JOHN CAP CORP MTN BK ENT		350,065
800,000	DEERE JOHN CAP CORP MTN BK ENT		802,059
145,000	DEVON FING CORP U L C		157,516
2,825,000	DEXIA CREDIT LOCAL		2,883,003
225,000	DIAGEO CAP PLC		240,875
135,000	DIAMOND OFFSHORE DRILL		143,807
240,000	DISCOVER BANK		239,155
620,945	DLJ COML MTG CORP		632,519
45,000	DU PONT E I DE NEMOURS + CO		48,192
250,000	DUKE ENERGY CAROLINAS LLC		261,772
60,000	DUKE ENERGY CO		65,977
150,000	DUKE ENERGY CO		163,564
75,000	DUKE ENERGY FIELD SVCS LLC		77,972
395,000	EATON CORP		417,976
800,000	ECOLAB INC		844,584
550,000	EDUCATION LNS INC		539,000
700,000	EKSPORTFINANS A S		754,172
575,000	EKSPORTFINANS A S A		608,931
1,425,000	EKSPORTFINANS A/S		1,403,190
160,000	ELECTRONIC DATA SYS CORP NEW		176,867
300,000	ENBRIDGE ENERGY PARTNERS LP		311,786
35,000	ENCANA HLDGS FIN CORP		38,209
175,000	ENDURANCE SPECIALTY HLDGS LTD		182,659
295,000	ENERGY ARKANSAS INC		317,829
235,000	ENERGY EAST CORP		256,842
1,800,000	EUROPEAN INVESTMENT BANK		1,814,805
200,000	EXELON GENERATION CO LLC		200,089
305,000	EXPORT IMPORT BK KOREA		327,299
905,000	FANNIE MAE		903,224
88,468	FED HM LN PC POOL E88017		90,965
162,466	FED HM LN PC POOL E93978		168,397

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
73,856	FED HM LN PC POOL E73202		$78,527
5,539	FED HM LN PC POOL E75562		5,924
22,316	FED HM LN PC POOL E75957		23,860
18,100	FED HM LN PC POOL G10994		19,530
176,751	FED HM LN PC POOL P60084		186,745
1,350	FED HM LN PC POOL E84024		1,446
3,654	FED HM LN PC POOL G30052		4,117
35,574	FED HM LN PC POOL E85959		38,430
31,696	FED HM LN PC POOL E86369		34,241
29,698	FED HM LN PC POOL E01087		32,027
109,915	FED HM LN PC POOL E88189		117,744
83,551	FED HM LN PC POOL E89360		89,502
181,576	FED HM LN PC POOL E01157		194,610
21,933	FED HM LN PC POOL E90563		23,495
8,496	FED HM LN PC POOL E91957		8,956
19,513	FED HM LN PC POOL E92098		20,570
118,013	FED HM LN PC POOL E92215		125,625
6,325	FED HM LN PC POOL E01281		6,668
25,470	FED HM LN PC POOL E95510		27,153
49,247	FED HM LN PC POOL E96247		51,361
47,694	FED HM LN PC POOL E01378		50,273
29,199	FED HM LN PC POOL E97034		30,406
7,942	FED HM LN PC POOL E96988		8,370
7,699	FED HM LN PC POOL E97701		8,114
10,985	FED HM LN PC POOL E99739		11,624
162,538	FED HM LN PC POOL C90227		177,171
70,777	FED HM LN PC POOL E99763		73,704
9,435	FED HM LN PC POOL E01448		9,944
378,210	FED HM LN PC POOL C90230		412,169
1,035,406	FED HM LN PC POOL B10170		1,078,217
12,470	FED HM LN PC POOL G11490		13,142
268,494	FED HM LN PC POOL B10569		279,600
123,257	FED HM LN PC POOL B10674		129,900
17,297	FED HM LN PC POOL B11010		18,229
36,535	FED HM LN PC POOL B11801		38,046
113,040	FED HM LN PC POOL C90247		123,217
318,671	FED HM LN PC POOL B12928		331,140

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
183,043	FED HM LN PC POOL G12034		$187,010
757,429	FED HM LN PC POOL G18009		797,287
24,727	FED HM LN PC POOL G18021		26,028
161,098	FED HM LN PC POOL G12033		167,359
605,906	FED HM LN PC POOL G11690		619,037
605,029	FED HM LN PC POOL G11686		644,811
36,484	FED HM LN PC POOL G11742		38,404
222,958	FED HM LN PC POOL 847375		228,465
315,404	FED HM LN PC POOL G18203		330,227
175,234	FED HM LN PC POOL J10114		183,470
29,425	FED HM LN PC POOL G13085		30,311
240,185	FED HM LN PC POOL G18321		247,271
217,339	FED HM LN PC POOL 420045		220,721
163,778	FED HM LN PC POOL C00665		175,652
137,922	FED HM LN PC POOL C00680		147,921
227,716	FED HM LN PC POOL C71284		245,934
524,625	FED HM LN PC POOL 780447		544,375
18,647	FED HM LN PC POOL 780369		19,196
390,057	FED HM LN PC POOL C01585		401,597
428,965	FED HM LN PC POOL 847174		444,680
40,563	FED HM LN PC POOL 780967		41,294
293,409	FED HM LN PC POOL 781085		302,725
95,687	FED HM LN PC POOL 781140		98,327
205,891	FED HM LN PC POOL 847752		211,978
392,761	FED HM LN PC POOL 1B1580		406,155
248,489	FED HM LN PC POOL 847498		254,733
132,590	FED HM LN PC POOL 781716		136,282
302,793	FED HM LN PC POOL 847751		311,008
973,637	FED HM LN PC POOL G01770		1,024,246
770,143	FED HM LN PC POOL G01813		792,205
1,761,670	FED HM LN PC POOL G01819		1,809,932
1,093,110	FED HM LN PC POOL A36230		1,123,704
353,060	FED HM LN PC POOL 1G0294		368,732
873,391	FED HM LN PC POOL 1H2524		899,621
459,599	FED HM LN PC POOL 847998		472,306
347,712	FED HM LN PC POOL 1J1262		361,314
608,840	FED HM LN PC POOL G02740		640,107

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
603,127	FED HM LN PC POOL A61373		$620,405
687,434	FED HM LN PC POOL G02186		706,267
1,068,028	FED HM LN PC POOL 1G2511		1,117,972
767,649	FED HM LN PC POOL G02308		805,631
528,581	FED HM LN PC POOL 972234		560,932
636,034	FED HM LN PC POOL 1J0244		672,117
97,531	FED HM LN PC POOL 1J1548		102,853
9,979	FED HM LN PC POOL A58128		10,465
42,440	FED HM LN PC POOL A58972		44,510
509,419	FED HM LN PC POOL A61954		541,040
231,812	FED HM LN PC POOL 1B7508		241,945
649,906	FED HM LN PC POOL A64578		681,555
237,879	FED HM LN PC POOL A64391		252,672
690,375	FED HM LN PC POOL C03027		733,308
541,006	FED HM LN PC POOL G03512		574,650
1,168,829	FED HM LN PC POOL A68726		1,252,225
46,699	FED HM LN PC POOL A69805		48,973
89,237	FED HM LN PC POOL G03952		93,582
84,494	FED HM LN PC POOL G04333		86,743
103,201	FED HM LN PC POOL A76568		108,221
60,092	FED HM LN PC POOL A77048		63,015
823,921	FED HM LN PC POOL G04346		874,468
402,099	FED HM LN PC POOL A77697		421,658
472,417	FED HM LN PC POOL A79570		495,397
913,417	FED HM LN PC POOL A80786		957,847
26,462	FED HM LN PC POOL A82463		27,749
1,396,789	FED HM LN PC POOL A85071		1,433,745
1,308,718	FED HM LN PC POOL A85720		1,343,344
7,777	FED HM LN PC POOL A85613		8,155
324,082	FED HM LN PC POOL A86141		332,656
491,011	FED HM LN PC POOL A86809		490,295
1,641,441	FED HM LN PC POOL A86862		1,684,871
1,033,293	FED HM LN PC POOL A87441		997,397
904,092	FED HM LN PC POOL A87438		928,030
87,861	FED HM LN PC POOL A87625		90,186
1,279,554	FED HM LN PC POOL A88355		1,277,688
1,194,944	FED HM LN PC POOL G08368		1,193,201

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
202,068	FED HM LN PC POOL A89871		$207,414
121,900	FED NTL MTG ASSN GTD REMIC PAS		124,191
3,600,000	FEDERAL HOME LN BKS		3,660,210
795,000	FEDERAL HOME LN BKS		878,854
2,355,000	FEDERAL HOME LN BKS		2,520,582
99,989	FEDERAL HOME LN CORP		101,933
513,413	FEDERAL HOME LN MTG		528,447
725,000	FEDERAL HOME LN MTG		760,582
406,786	FEDERAL HOME LN MTG COR		417,670
1,100,000	FEDERAL HOME LN MTG CORP		1,102,879
60,768	FEDERAL HOME LN MTG CORP		61,255
88,593	FEDERAL HOME LN MTG CORP		89,309
1,565,000	FEDERAL HOME LN MTG CORP		1,588,984
58,016	FEDERAL HOME LN MTG CORP		57,996
627,200	FEDERAL HOME LN MTG CORP		644,392
545,855	FEDERAL HOME LN MTG CORP		557,617
34,731	FEDERAL HOME LN MTG CORP		34,892
592,405	FEDERAL HOME LN MTG CORP		607,681
62,160	FEDERAL HOME LN MTG CORP		62,390
87,676	FEDERAL HOME LN MTG CORP		88,553
247,651	FEDERAL HOME LN MTG CORP		271,341
146,626	FEDERAL HOME LN MTG CORP		148,093
425,456	FEDERAL HOME LN MTG CORP		432,764
196,098	FEDERAL HOME LN MTG CORP		10,347
7,235	FEDERAL HOME LN MTG CORP		7,234
515,805	FEDERAL HOME LN MTG CORP		537,688
464,452	FEDERAL HOME LN MTG CORP		481,115
496,349	FEDERAL HOME LN MTG CORP		504,847
152,043	FEDERAL HOME LN MTG CORP		155,722
352,640	FEDERAL HOME LN MTG CORP		362,911
557,933	FEDERAL HOME LN MTG CORP		578,846
419,177	FEDERAL HOME LN MTG CORP		419,327
366,542	FEDERAL HOME LN MTG CORP		376,897
157,580	FEDERAL HOME LN MTG CORP		161,098
82,651	FEDERAL HOME LN MTG CORP		83,573
57,495	FEDERAL HOME LN MTG CORP		57,955
223,254	FEDERAL HOME LN MTG CORP		227,913

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
218,465	FEDERAL HOME LN MTG CORP		$223,526
172,723	FEDERAL HOME LN MTG CORP		176,650
350,518	FEDERAL HOME LN MTG CORP		359,372
170,021	FEDERAL HOME LN MTG CORP		172,876
159,300	FEDERAL HOME LN MTG CORP		161,386
400,317	FEDERAL HOME LN MTG CORP		406,453
557,343	FEDERAL HOME LN MTG CORP		573,946
193,238	FEDERAL HOME LN MTG CORP		195,872
309,537	FEDERAL HOME LN MTG CORP		317,985
91,566	FEDERAL HOME LN MTG CORP		93,310
163,188	FEDERAL HOME LN MTG CORP		167,800
117,606	FEDERAL HOME LN MTG CORP		118,659
304,353	FEDERAL HOME LN MTG CORP		310,744
212,719	FEDERAL HOME LN MTG CORP		216,012
89,164	FEDERAL HOME LN MTG CORP		90,176
767,986	FEDERAL HOME LN MTG CORP		779,850
688,876	FEDERAL HOME LN MTG CORP		708,480
391,310	FEDERAL HOME LN MTG CORP		400,335
684,172	FEDERAL HOME LN MTG CORP		704,572
365,003	FEDERAL HOME LN MTG CORP		374,156
800,000	FEDERAL HOME LN MTG CORP		823,218
598,664	FEDERAL HOME LN MTG CORP		605,600
513,795	FEDERAL HOME LN MTG CORP		522,891
412,132	FEDERAL HOME LN MTG CORP		428,209
384,216	FEDERAL HOME LN MTG CORP		387,634
697,559	FEDERAL HOME LN MTG CORP		721,280
339,762	FEDERAL HOME LN MTG CORP		350,920
4,069	FEDERAL HOME LN MTG CORP		4,068
366,398	FEDERAL HOME LN MTG CORP		374,036
418,102	FEDERAL HOME LN MTG CORP		424,724
445,590	FEDERAL HOME LN MTG CORP		462,295
121,339	FEDERAL HOME LN MTG CORP		124,182
742,654	FEDERAL HOME LN MTG CORP		769,847
700,767	FEDERAL HOME LN MTG CORP		731,225
7,771	FEDERAL HOME LN MTG CORP		7,774
112,448	FEDERAL HOME LN MTG CORP		113,055
491,932	FEDERAL HOME LN MTG CORP		509,275

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
489,608	FEDERAL HOME LN MTG CORP MULTI		$503,400
260,061	FEDERAL HOME LN MTG CORP MULTI		264,608
162,189	FEDERAL HOME LN MTG CORPMIC		164,245
113,311	FEDERAL HOME LN MTG PC GTD		113,257
508,438	FEDERAL HOME LN MTG PC GTD		508,389
1,900,000	FEDERAL HOME LOAN BANK		1,890,331
700,000	FEDERAL HOME LOAN BANK		713,665
1,190,000	FEDERAL HOME LOAN MRTG CORP		1,283,379
458,714	FEDERAL HOME LOAN MTG CORP		464,434
628,266	FEDERAL HOME LOAN MTG CORP		625,029
400,614	FEDERAL HOME LOAN MTGE ASSOC		407,149
2,000,000	FEDERAL NATL MTG ASSN		2,008,632
1,125,000	FEDERAL NATL MTG ASSN		1,193,739
3,085,000	FEDERAL NATL MTG ASSN		3,292,096
202,303	FEDERAL NATL MTG ASSN		210,480
4,100,000	FEDERAL NATL MTG ASSN		4,134,821
94,375	FEDERAL NATL MTG ASSN		94,861
50,807	FEDERAL NATL MTG ASSN		51,165
198,155	FEDERAL NATL MTG ASSN		201,515
133,398	FEDERAL NATL MTG ASSN		137,061
100,000	FEDERAL NATL MTG ASSN		54,300
407,365	FEDERAL NATL MTG ASSN		412,465
28,686	FEDERAL NATL MTG ASSN		28,828
657,051	FEDERAL NATL MTG ASSN		657,758
206,910	FEDERAL NATL MTG ASSN		209,277
226,861	FEDERAL NATL MTG ASSN		230,094
331,323	FEDERAL NATL MTG ASSN		336,984
85,916	FEDERAL NATL MTG ASSN		87,323
161,978	FEDERAL NATL MTG ASSN		147,349
462,893	FEDERAL NATL MTG ASSN		461,413
223,458	FEDERAL NATL MTG ASSN		229,635
120,597	FEDERAL NATL MTG ASSN		119,729
134,717	FEDERAL NATL MTG ASSN		137,889
465,992	FEDERAL NATL MTG ASSN		13,014
440,755	FEDERAL NATL MTG ASSN		5,476
466,489	FEDERAL NATIONAL MTG ASSOC		459,749
459,270	FEDERAL NATIONAL MTG ASSN		453,565

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
518,343	FEDERAL NATL MTG ASSN		$549,431
285,186	FEDERAL NATL MTG ASSN		299,593
123,382	FEDERAL NATL MTG ASSN		125,370
554,784	FEDERAL NATL MTG ASSN		568,614
576,683	FEDERAL NATL MTG		570,079
632,652	FEDERAL NATL MTG ASSN		624,366
269,391	FEDERAL NATL MTG ASSN GTD		273,871
669	FEDERAL NATL MTG ASSN GTD		669
1,302,756	FEDERAL NATL MTG ASSN GTD		1,299,247
64,645	FEDERAL NATL MTG ASSN GTD REMI		65,339
213,589	FEDERAL NATL MTG ASSN GTD REMI		1,595
75,748	FEDERAL NATL MTG ASSN GTD REMI		79,287
667,332	FEDERAL NATL MTG ASSN REMIC		679,645
236,652	FEDERAL NATL MTG ASSN REMIC		241,317
531,820	FEDERAL NATL MTG ASSN REMIC		546,569
76,089	FEDERAL NATL MTG ASSN REMIC		76,534
242,138	FEDERAL NATL MTG ASSN REMIC		243,378
(3,000,000)	FHLMC TBA JAN 30 GOLD SINGLE		(3,075,936)
1,000,000	FHLMC TBA JAN 30 GOLD SINGLE		1,047,500
6,300,000	FHLMC TBA JAN 30 GOLD SINGLE		6,679,966
4,000,000	FHLMC TBA JAN 30 GOLD SINGLE		3,990,000
100,000	FHLMC TBA NOV 30 GOLD SINGLE		107,229
488,554	FHR 2855 OE		500,066
1,260,741	FHR 2890 KC		1,311,769
716,041	FHR 3019 FH		710,849
573,041	FHR 3384 BH		597,604
579,248	FHR 3387 FD		574,327
694,848	FHR 3457 MA		721,965
738,718	FHR 3515 AB		759,016
1,540,000	FINANCE FOR DANISH IND		1,510,888
1,255,000	FIRST NATIONWIDE TRUST		1,324,520
1,541,438	FIRST UN NATL BK COML MTG TR		1,609,478
6,000,000	FNMA TBA JAN 30 SINGLE FAM		5,988,750
5,845,000	FNMA TBA JAN 15 SINGLE FAM		6,078,815
14,300,000	FNMA TBA JAN 15 SINGLE FAM		14,981,019
100,000	FNMA TBA JAN 30 SINGLE FAM		107,094
204,934	FNMA POOL 254836		208,715

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
1,200	FNMA POOL 300809		$1,225
787	FNMA POOL 325041		803
23,670	FNMA POOL 338457		25,159
10,171	FNMA POOL 303906		10,466
180,595	FNMA POOL 254681		185,499
85,709	FNMA POOL 254756		88,105
39,833	FNMA POOL 254817		40,758
186,134	FNMA POOL 254758		191,404
53,873	FNMA POOL 254845		55,336
99,613	FNMA POOL 254806		102,470
76,241	FNMA POOL 254863		78,045
46,760	FNMA POOL 254864		48,116
50,753	FNMA POOL 254909		51,963
251,288	FNMA POOL 254914		258,658
3,562	FNMA POOL 251980		3,797
89,223	FNMA POOL 254957		91,366
5,492	FNMA POOL 545962		5,855
37,799	FNMA POOL 448477		40,296
1,685	FNMA POOL 448484		1,797
1,396	FNMA POOL 535170		1,489
4,276,567	FNMA POOL 735028		4,655,452
107,352	FNMA POOL 535874		117,484
57,399	FNMA POOL 609077		62,312
189,500	FNMA POOL 256532		197,526
9,569	FNMA POOL 545348		10,174
33,922	FNMA POOL 256605		35,361
113,370	FNMA POOL 625178		120,541
2,784	FNMA POOL 629035		2,964
277,509	FNMA POOL 256681		289,360
11,977	FNMA POOL 641781		12,753
82,866	FNMA POOL 256718		86,412
4,809	FNMA POOL 254306		5,121
381,856	FNMA POOL 256755		398,231
88,706	FNMA POOL 254371		94,455
280,360	FNMA POOL 254402		298,530
149,418	FNMA POOL 254442		159,102
8,612	FNMA POOL 254473		9,170

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
695,119	FNMA POOL 656333		$732,567
543,447	FNMA POOL 555092		572,724
117,283	FNMA POOL 673488		124,884
86,077	FNMA POOL 674693		91,953
132,850	FNMA POOL 686229		139,989
74,752	FNMA POOL 678938		79,916
8,090	FNMA POOL 555350		8,614
479,358	FNMA POOL 652610		505,036
233,041	FNMA POOL 254686		248,831
33,461	FNMA POOL 710701		34,876
227,245	FNMA POOL 695926		239,493
193,443	FNMA POOL 695861		206,002
138,746	FNMA POOL 709970		144,648
740,143	FNMA POOL 689082		779,785
14,733	FNMA POOL 722347		15,357
21,433	FNMA POOL 729604		22,581
28,214	FNMA POOL 555699		30,086
22,387	FNMA POOL 731638		23,334
22,124	FNMA POOL 751726		23,593
1,114,199	FNMA POOL 734788		1,142,524
15,787	FNMA POOL 727384		16,455
327,586	FNMA POOL 730338		345,131
87,510	FNMA POOL 066181		88,630
18,747	FNMA POOL 752936		19,540
13,016	FNMA POOL 754198		13,880
123,688	FNMA POOL 725791		130,351
14,170	FNMA POOL 747832		15,110
514,839	FNMA POOL 754089		542,414
24,681	FNMA POOL 745648		26,280
26,723	FNMA POOL 750062		28,154
83,324	FNMA POOL 766068		87,682
9,743	FNMA POOL 765944		10,390
652,534	FNMA POOL 766219		686,669
488,347	FNMA POOL 761334		513,893
44,550	FNMA POOL 771201		47,493
42,990	FNMA POOL 761404		45,239
517,744	FNMA POOL 725519		551,299

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
25,956	FNMA POOL 685106		$27,671
328,278	FNMA POOL 725707		345,450
21,734	FNMA POOL 255357		23,170
31,939	FNMA POOL 725793		34,059
595,426	FNMA POOL 735439		638,112
168,508	FNMA POOL 255451		177,323
686,532	FNMA POOL 725950		722,444
128,861	FNMA POOL 745119		137,374
92,234	FNMA POOL 142407		94,432
264,009	FNMA POOL 735392		281,532
281,700	FNMA POOL 735611		299,957
36,652	FNMA POOL 745524		38,615
505,526	FNMA POOL 745193		538,289
468,778	FNMA POOL 829028		486,557
15,069	FNMA POOL 745499		16,069
742,736	FNMA POOL 745238		795,983
65,551	FNMA POOL 849993		69,881
48,801	FNMA POOL 923800		51,353
291,055	FNMA POOL 888436		306,281
332,043	FNMA POOL 962573		347,371
754,049	FNMA POOL 963146		777,228
938,979	FNMA POOL 933915		967,842
377,483	FNMA POOL 257234		394,908
381,183	FNMA POOL 995429		403,922
84,473	FNMA POOL 995432		89,512
484,824	FNMA POOL AA3064		488,361
825,000	FNMA POOL AC8547		831,019
152,759	FNMA REMIC TRUST		155,271
25,063	FNMA POOL 449769		26,864
122,692	FNMA POOL 594233		127,848
125,719	FNMA POOL 198164		127,505
36,072	FNMA POOL 609912		36,695
211,758	FNMA REMIC TRUST		213,879
130,455	FNMA POOL 254107		143,265
72,579	FNMA POOL 625094		81,906
133,423	FNMA POOL 254360		146,592
419,642	FNMA POOL 545759		453,475

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
539,544	FNMA POOL 545817		$583,045
59,329	FNMA POOL 665084		61,336
339,164	FNMA POOL 670385		366,721
28,553	FNMA POOL 604921		29,177
363,705	FNMA POOL 888934		370,512
2,467,787	FNMA POOL 254548		2,596,446
35,193	FNMA POOL 711466		36,195
24,941	FNMA POOL 888509		25,739
208,640	FNMA POOL 658378		215,225
1,746,216	FNMA POOL 555531		1,835,346
27,692	FNMA POOL 723661		28,293
60,075	FNMA POOL 763194		61,908
372,677	FNMA POOL 748088		383,464
687,128	FNMA POOL 254918		691,279
778,214	FNMA POOL 737493		812,678
1,539,142	FNMA POOL 740228		1,617,703
4,027	FNMA POOL 741862		4,233
345,384	FNMA POOL 751498		355,391
1,110,242	FNMA POOL 555880		1,166,910
269,136	FNMA POOL 888511		277,292
187,079	FNMA POOL 763984		196,628
112,239	FNMA POOL 745852		121,429
1,296,924	FNMA POOL 758938		1,363,121
105,499	FNMA POOL 766088		110,884
132,976	FNMA POOL 776192		137,653
653,280	FNMA POOL 725424		686,624
4,129,817	FNMA POOL 725423		4,340,610
762,814	FNMA POOL 779574		788,623
271,776	FNMA POOL 255225		285,648
489,950	FNMA POOL 802696		502,312
331,022	FNMA POOL 802783		339,353
910,773	FNMA POOL 725946		957,260
187,020	FNMA POOL 816329		189,641
146,627	FNMA POOL 806642		151,415
54,823	FNMA POOL 781629		57,621
94,128	FNMA POOL 735785		97,478
271,235	FNMA POOL 806549		278,669

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
368,296	FNMA POOL 729214		$373,123
236,097	FNMA POOL 735224		248,148
2,664,098	FNMA POOL 735403		2,742,495
21,550	FNMA POOL 822815		22,636
547,061	FNMA POOL 735503		584,329
239,967	FNMA POOL 888246		248,936
272,112	FNMA POOL 357797		285,831
967,228	FNMA POOL 357850		1,016,587
0.01	FNMA POOL 357842		–
1,044,732	FNMA POOL 835760		1,047,780
65,729	FNMA POOL 836018		69,042
7,199,445	FNMA POOL 735925		7,402,305
206,644	FNMA POOL 836284		217,062
218,674	FNMA POOL 255900		232,682
153,345	FNMA POOL 844000		155,679
241,524	FNMA POOL 888434		258,034
1,748,364	FNMA POOL 745412		1,837,604
299,592	FNMA POOL 745551		309,886
609,778	FNMA POOL 881959		645,271
39,777	FNMA POOL 865854		42,250
2,197,468	FNMA POOL 745418		2,308,258
47,109	FNMA POOL 891474		50,039
2,011,964	FNMA POOL 995213		2,140,856
34,939	FNMA POOL 887046		37,112
358,932	FNMA POOL 888100		377,253
347,935	FNMA POOL 897144		369,572
101,942	FNMA POOL 895334		109,396
160,918	FNMA POOL 893898		170,925
476,663	FNMA POOL 901506		503,103
316,930	FNMA POOL 894624		336,640
2,642	FNMA POOL 902853		2,771
404,529	FNMA POOL 903007		429,686
57,802	FNMA POOL 725741		59,660
235,758	FNMA POOL 888243		244,402
899	FNMA POOL 928062		943
861,580	FNMA POOL 908736		915,114
29,577	FNMA POOL 888205		31,740

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
422,474	FNMA POOL 888211		$467,533
4,563	FNMA POOL 928125		4,782
398,339	FNMA POOL 888282		440,825
12,244	FNMA POOL 899119		12,839
95,693	FNMA POOL 915254		101,510
3,749	FNMA POOL 918238		3,928
25,260	FNMA POOL 917808		26,795
715,884	FNMA POOL 937666		759,396
992,746	FNMA POOL 899622		1,040,315
86,226	FNMA POOL 937896		91,467
0.01	FNMA POOL 948680		–
0.01	FNMA POOL 955022		–
349,182	FNMA POOL 691295		366,251
1,621,272	FNMA POOL 256926		1,738,054
114,299	FNMA POOL 889414		121,246
119,851	FNMA POOL 925728		125,594
89,708	FNMA POOL 889116		95,161
172,931	FNMA POOL 933418		181,217
54,231	FNMA POOL 889643		57,603
360,542	FNMA POOL 974965		370,399
0.02	FNMA POOL 975802		–
85,178	FNMA POOL 889558		89,260
724,084	FNMA POOL 889579		768,094
178,250	FNMA POOL 934276		186,791
305,134	FNMA POOL 983231		323,490
480,039	FNMA POOL 889858		503,041
1,261,890	FNMA POOL 964083		1,337,800
442,972	FNMA POOL 986634		474,855
1,056,863	FNMA POOL 968465		1,105,002
2,667	FNMA POOL 929822		2,794
0.01	FNMA POOL 964949		–
89,683	FNMA POOL 929936		93,981
736,944	FNMA POOL 987325		778,127
42,910	FNMA POOL 982922		45,491
46,152	FNMA POOL 970581		48,364
84,152	FNMA POOL 991135		89,214
90,218	FNMA POOL 930133		94,541

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
912,707	FNMA POOL 934640		$967,942
850	FNMA POOL 993050		891
98,144	FNMA POOL 987938		104,048
0.04	FNMA POOL 993123		–
471,873	FNMA POOL AA0551		500,254
3,798	FNMA POOL 930574		3,980
1,952,774	FNMA POOL 890101		2,071,466
0.02	FNMA POOL AA0325		–
1,068,489	FNMA POOL AA4603		1,067,599
0.02	FNMA POOL 930960		–
494,105	FNMA POOL 931147		507,597
68,194	FNMA POOL 931378		68,137
95,725	FNMA POOL AA7412		98,335
773,497	FNMA POOL 935493		794,575
1,505,101	FNMA POOL AA9132		1,503,847
38,741	FNMA POOL 725054		40,304
935,644	FNMA POOL AC1915		904,163
198,275	FNMA POOL AC3246		198,110
197,460	FNMA POOL AC3235		202,838
695,462	FNMA POOL AC3247		694,883
496,603	FNMA POOL AC3304		510,130
199,543	FNMA POOL AC6135		199,376
700,914	FNMA POOL AC5462		720,007
(1,500,000)	FNMA TBA JAN 30 SINGLE FAM		(1,588,593)
2,000,000	FNMA TBA SINGLE FAMILY JAN 15		2,011,562
700,000	FNR 2003 45 BT		717,429
223,413	FNR 2006 60 CO		228,330
353,887	FNR 2006 60 CO		364,561
576,348	FNR 2006 60 CO		588,920
573,584	FNR 2006 60 CO		569,008
550,201	FNR 2007 14 Z		546,056
722,332	FNR 2009 15 KA		727,578
1,329,678	FORDO 2009 A A2B		1,336,072
1,635,000	FORDO 2009 D A2 144A		1,634,978
615,000	FRANCE TELECOM		642,652
2,100,000	FREDDIE MAC		2,107,917
2,000,000	GE COML MTG CORP		1,953,183

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
240,000	GE MONEY BANK		$238,029
2,270,000	GENERAL ELEC CAP CORP		2,295,606
800,000	GENERAL ELEC CAP CORP		782,577
1,000,000	GENERAL ELEC CAP CORP		1,001,294
3,965,000	GENERAL ELEC CAP CORP		3,968,676
5,625,000	GENERAL ELEC CAP CORP		5,728,573
600,000	GENERAL ELEC CAP CORP		574,259
300,000	GENERAL ELEC CAP CORP		318,926
670,000	GENERAL ELEC CAP CORP		632,109
800,000	GENERAL ELEC CAP CORP		830,417
905,000	GENERAL ELECTRIC CAPITAL CORP		828,319
170,000	GENERAL MLS INC		184,939
13,196	GENERAL NATL MTG ASSN		13,201
242,740	GENERAL NATL MTG ASSN		244,914
700,000	GLAXOSMITHLINE CAP INC		701,576
795,000	GLAXOSMITHLINE CAP INC		853,392
584,695	GMAC COML MTG SEC INC		593,181
835,661	GMAC COML MTG SEC INC		859,838
1,500,000	GMAC COML MTG SEC INC		1,576,549
3,585,000	GMAC LLC		3,561,662
15,060	GMACM MTG LN TR		14,929
2,000,000	GNMA I TBA JAN 30 SINGLE FAM		2,095,000
10,000,000	GNMA I TBA JAN 30 SINGLE FAM		10,565,620
85,862	GNMA II POOL 003599		91,808
1,343,334	GNMA II POOL 003624		1,414,450
424,326	GNMA II POOL 003724		446,354
444,580	GNMA II POOL 003774		467,660
402,961	GNMA II POOL 004222		427,185
2,441	GNMA POOL 445964		2,608
32,846	GNMA POOL 595148		36,387
127,284	GNMA POOL 604791		134,310
602,606	GNMA POOL 781862		633,818
404,908	GNMA POOL 658058		428,947
268,305	GNMA POOL 657162		283,941
94,809	GNMA POOL 671023		100,334
0.01	GNMA POOL 677226		–
745,098	GNMA POOL 689858		788,054

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
35,793	GNMA POOL 699317		$37,856
135,175	GNMA POOL 411073		142,968
371,566	GNMA POOL 678069		393,133
515,125	GNMA POOL 524698		544,822
1,047,220	GNMA POOL 698091		1,049,775
1,182,817	GNMA POOL 673861		1,185,702
110,285	GNMA POOL 717087		113,624
2,345,468	GNMA POOL 717168		2,351,190
477,842	GNMA POOL 698194		492,309
1,803,097	GNMA POOL 698367		1,807,495
990,151	GNMA POOL 720198		1,020,130
497,772	GNMA POOL 723220		512,843
500,000	GNR 2004 5 PF		501,486
577,313	GNR 2008 30 AB		594,500
852,400	GNR 2008 33 PA		877,449
485,000	GOLDMAN SACHS CAPITAL II		375,875
500,000	GOLDMAN SACHS GROUP INC		500,672
170,000	GOLDMAN SACHS GROUP INC		179,836
190,000	GOLDMAN SACHS GROUP INC		199,643
285,000	GOLDMAN SACHS GROUP INC		296,020
60,000	GOLDMAN SACHS GROUP INC		64,345
490,000	GOLDMAN SACHS GROUP INC FDIC		494,383
56,062	GOVERNMENT NATIONAL MORTAGE		56,306
11,123	GOVERNMENT NATL MTG		16,942
92,803	GOVERNMENT NATL MTG ASSN		141,993
43,915	GOVERNMENT NATL MTG ASSN		69,493
321,039	GOVERNMENT NATL MTG ASSN GTD		329,028
232,869	GOVERNMENT NATL MTG ASSN GTD		239,076
3	GOVERNMENT NATL MTG ASSN GTD		3
62,080	GOVERNMENT NATL MTG ASSN GTD		62,485
15,923	GOVERNMENT NTL MTG ASSN GTD		15,921
(5,200,000)	GR019737 IRS USD P F 3.25000		(5,200,000)
5,200,000	GR019737 IRS USD R V 03MLIBOR		5,392,011
242,239	GREAT RIV ENERGY		263,588
375,000	GREENWICH CAP COML FDG CORP		376,600
980,000	GREENWICH CAPITAL COMM FND		865,874
544,094	GS AUTO LOAN TRUST		553,844

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
109,767	GS MTG SECS CORP		$85,711
93,516	GS MTG SECS CORP		93,193
3,310	GS MTG SECS CORP		3,241
500,000	GS MTG SECS CORP		410,057
14,228,054	GS MTG SECS CORP II		19,558
5,569	GSR MTG LN TR		5,416
32,215	GSR MTG LN TR		31,868
175,000	GULF SOUTH PIPELINE CO LP		182,190
1,780,000	HAROT 2009 3 A3		1,803,047
135,000	HERSHEY FOODS CORP		143,005
860,000	HEWLETT PACKARD CO		872,214
1,000,000	HEWLETT PACKARD CO		999,916
185,000	HEWLETT PACKARD CO		206,717
200,000	HIGHER ED FDG I		164,000
500,000	HIGHER ED FDG I		410,110
200,000	HOLCIM US FINANCE SARL		208,178
265,000	HOME DEPOT INC		277,418
233,725	HOME EQUITY ASSET TR 2007 2		223,221
255,000	HRPT PPTYS TR		239,749
185,000	HRPT PPTYS TR		175,077
1,250,000	HSBC CAP FDG DLR 2 L P		1,066,985
600,000	IBM CORP		605,336
265,000	IBM CORP		307,097
31,157	INDYMAC MBS INC		30,336
62,200	INTERNATIONAL FIN CORP		623,866
175,000	INTL LEASE FIN CORP MTN		161,972
35,170	ISHARES BARCLAYS AGGREGATE		3,629,192
3,500	ISHARES BARCLAYS MBS BOND FD		371,140
285,000	J P MORGAN CHASE MTG SECSTR		248,615
1,210,000	J P MORGAN CHASE COML		1,259,806
231,819	J P MORGAN CHASE COML MTG		233,932
550,209	J P MORGAN CHASE COML MTG		551,926
1,266,212	J P MORGAN CHASE COML MTG SECS		1,302,579
1,050,000	J P MORGAN CHASE COML MTG SECS		1,103,241
455,000	J P MORGAN CHASE COML MTG SECS		435,089
400,000	J P MORGAN CHASE COML MTG SECS		348,467
965,000	JAPAN FINANCE CORP		976,637

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
135,000	JERSEY CENT PWR + LT CO		$153,229
2,665,000	JOHN DEER CAPITAL CORP FDIC GT		2,746,219
750,534	JP MORGAN		686,405
500,000	JP MORGAN CHASE BK		529,855
489,218	JP MORGAN MTG TR		405,306
1,090,000	JPMORGAN CHASE + CO		1,093,224
360,000	JPMORGAN CHASE + CO		396,028
500,000	JPMORGAN CHASE + CO		515,730
975,000	JPMORGAN CHASE + CO FORMERLY		1,048,120
195,000	KANSAS GAS + ELEC CO		216,705
269,750	KERN RIV FDG CORP		269,076
2,225,000	KFW		2,258,348
615,000	KRAFT FOODS INC		659,531
325,000	KRAFT FOODS INC		352,643
350,000	KRAFT FOODS INC		368,040
2,075,000	KREDITANSTALT FUR WIEDERAUFBAU		2,132,413
1,200,000	LANDWIRTSCHAFTLICHE RENTENBANK		1,296,509
525,000	LB UBS		500,458
1,030,000	LB UBS COML MTG TR		1,046,846
1,225,000	LB UBS COML MTG TR		1,185,888
1,295,000	LB UBS COML MTG TR		1,311,621
11,410	LB UBS COMM MTG TR		11,438
249,748	LB UBS COMMERCIAL MTG TR		257,141
625,000	LEHMAN BROS HLDGS INC		188
942,825	LEHMAN XS TR		481,001
763,151	LEHMAN XS TR		349,833
450,000	LILLY ELI + CO		468,309
345,000	LINCOLN NATL CORP IN		339,991
190,000	MARTIN MARIETTA MATLS INC		195,581
464,000	MASSMUTUAL GLOBAL FUNDING		476,159
99,425	MASTR ADJ RATE MTGS TR		12,648
93,074	MASTR ALTERNATIVE LN TR		89,112
1,730,000	MBNA CR CARD MASTER NT TR		1,724,343
1,415,000	MBNA CR CARD MASTER NT TR		1,410,285
1,000,000	MEDTRONIC INC		1,015,030
450,000	MERRILL LYNCH + CO INC		473,522
110,000	MERRILL LYNCH + CO INC		107,819

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
225,000	MERRILL LYNCH + CO INC		$236,785
1,025,000	MERRILL LYNCH + CO INC		1,104,374
57,137	MERRILL LYNCH MTG INVS INC		44,653
400,000	MET LIFE GLOB FUNDING I		423,319
775,000	METLIFE INC		910,730
400,000	METROPOLITAN LIFE GLOBAL FDG		393,980
200,000	METROPOLITAN LIFE GLOBAL FDG I		211,878
240,000	MIDFIRST BANK		239,919
125,039	ML TR VII		125,138
350,000	MORGAN J P + CO INC		365,457
1,850,000	MORGAN STANLEY		1,829,054
1,100,000	MORGAN STANLEY		1,117,353
630,000	MORGAN STANLEY		677,377
390,000	MORGAN STANLEY		390,272
195,000	MORGAN STANLEY		201,485
375,000	MORGAN STANLEY		421,099
380,000	MORGAN STANLEY		382,778
150,000	MORGAN STANLEY		151,097
137,020	MORGAN STANLEY		135,272
520,000	MORGAN STANLEY CAP I TR		445,359
270,000	MORGAN STANLEY CAP I TR		272,152
545,000	MORGAN STANLEY CAP I TR		505,734
1,200,000	MORGAN STANLEY CAP I TR		1,175,502
375,000	MORGAN STANLEY GROUP INC		376,660
550,000	MORGAN STANLEY GROUP INC		573,971
875,000	MORGAN STANLEY GROUP INC		946,022
270,000	NATIONAL CITY BK CLEVELAND OH		269,969
85,000	NATIONAL CITY CORP		89,973
355,000	NATIONAL RURAL UTILS COOP FIN		470,402
1,195,000	NEW YORK LIFE GLOBAL FDG		1,281,566
325,000	NIAGARA MOHAWK POWER		322,232
2,320,000	NIBC BANK NV		2,257,550
108,162	NISSAN AUTO RECEIVABLES TR		108,299
160,000	NORANDA INC		172,628
490,000	NORDEA BANK AB		489,055
310,000	NOVA SCOTIA PROV CDA		330,091
115,000	NOVARTIS SECS INVT LTD		120,810

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
200,000	ONEOK PARTNERS LP		$203,985
2,500,000	ONTARIO (PROVINCE OF)		2,475,095
3,150,000	ONTARIO PROV CDA		3,287,387
1,875,000	ORACLE CORP		1,934,649
275,000	PACIFICORP		291,172
615,000	PENNSYLVANIA ST HIGHER ED ASSI		602,700
135,000	PEPSIAMERICAS INC		143,346
50,000	PETROBRAS INTL FIN CO		50,421
1,185,000	PETROBRAS INTL FIN CO		1,205,485
800,000	PFIZER INC		818,476
425,000	PHILIP MORRIS INTL INC		481,575
250,000	PHOENIX LIFE INS CO		123,102
250,000	PNC BK N A		265,356
1,850,000	PNC FUNDING CORP FDIC GTD TLGP		1,881,258
1,230,000	POPULAR ABS INC		1,133,240
445,000	PORT AUTH N Y + N J		457,731
220,000	POTAH CORP SASKATCHEWAN		236,413
1,075,000	PRICOA GLOBAL FDG I		1,121,847
350,000	PROGRESS ENERGY INC		391,562
65,000	PRUDENTIAL FINL INC		67,282
300,000	PRUDENTIAL FINL INC MTN BOOK		316,199
775,000	QBE INS GROUP LTD		673,542
196,648	RAMP SER TR		191,616
490,000	REGIONS BANK FDIC GTD TLGP		508,467
400,000	REINSURANCE GROUP AMER INC		425,694
250,000	REINSURANCE GROUP AMER INC		241,288
136,112	RESIDEBTIAL ACCREDIT LNS INC		128,673
69,763	RESIDENTIAL ACCREDIT LNS INC		66,820
286,539	RESIDENTIAL ACCREDIT LNS INC		270,297
160,846	RESIDENTIAL ASSET SEC MTG PASS		139,445
270,500	REVOLVING HOME EQUITY LN TR		123,689
200,000	RIO TINTO FINANCE PLC		239,660
75,000	ROCHE HLDGS INC		82,414
725,000	ROYAL BK OF SCOTLAND PLC		734,922
1,500,000	ROYAL BK SCOTLND GRP PLC		1,485,467
1,900,000	ROYAL BK SCOTLND GRP PLC 144A		1,927,202
255,000	SABMILLER PLC		278,692

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
60,000	SAFEWAY INC		$61,580
100,000	SANTANDER ISSUANCES SA		93,000
207,991	SAXON ASSET SECS TR		190,520
15,000	SBC COMMUNICATIONS INC		16,221
575,000	SCOTTISH POWER PLC		579,766
120,008	SEQUOIA MTG TR		87,415
1,000,000	SFEF		1,019,460
2,100,000	SFEF		2,083,658
950,000	SHELL INTERNATIONAL FIN		991,354
400,000	SLM CORP		399,647
1,075,000	SLM CORP MEDIUM TERM NTS		1,052,083
810,000	SLM STUDENT LN TR		822,401
750,000	SLM STUDENT LN TR		748,605
810,000	SLM STUDENT LN TR		846,522
5,000,000	SLM STUDENT LN TR		4,869,122
922,871	SLM STUDENT LOAN TRUST		924,696
151,695	SMALL BUSINESS ADMIN		163,835
403,447	SMALL BUSINESS ADMIN PARTN CTF		420,143
567,207	SOUNDVIEW HOME EQUITY LN TR		460,910
470,000	SOVEREIGN BANK FDIC GTD TLGP		482,433
450,000	STANFORD UNIVERSITY		462,960
1,270,000	STATE OF QATAR		1,273,175
310,000	STATE OF QATAR		344,875
1,000,000	STATE STR CAP TR III		1,024,210
45,154,339	STATE STREET BANK + TRUST CO		45,154,339
587,503	STRUCTURED ASSET MTG INVTS II		300,342
278,355	STRUCTURED ASSET SEC CORP		226,872
560,464	STRUCTURED ASSET SECS CORP		417,234
371,222	STRUCTURED ASSET SECS CORP		322,555
41,345	STRUCTURED ASSET SECS CORP		40,809
225,941	STRUCTURED ASSET SECS CORP		203,547
350,000	SUMITOMO MITSUI BKG CORP		333,643
538,000	SUNCOR ENERGY INC		577,291
400,000	SWEDISH EXPORT CREDIT		399,936
386,549	SYSTEMS 2001 A T LLC		402,614
205,000	TCI COMMUNICATIONS INC		242,882
345,000	TEACHERS INSUR + ANNUITY		356,640

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
50,000	TELE COMMUNICATIONS INC		$56,752
125,000	TELECOM ITALIA CAP		125,096
175,000	TELECOM ITALIA CAP		179,112
240,000	TELECOM ITALIA CAP		252,430
225,000	TELECOM ITALIA CAP		233,207
500,000	TELEFONICA EMISIONES S A U		554,966
240,000	TELEFONICA EUROPE BV		251,066
275,000	TELEFONICA SA		294,753
330,000	TELEFONOS DE MEXICO SAB		321,341
475,000	TEXAS ST		463,310
375,000	THOMSON REUTERS CORP		423,842
975,000	TIAA GLOBAL MKTS INC		1,050,627
390,000	TIME WARNER CABLE INC		428,398
485,000	TIME WARNER CABLE INC		509,577
345,000	TIME WARNER CABLE INC		334,557
800,000	TOYOTA MTR CR CORP MTN BK ENT		852,827
145,000	TURNER BROADCASTING SYS INC		165,233
125,000	UBS AG STAMFORD BRH MED TRM		126,559
165,000	UNION ELEC CO		172,131
700,000	UNITED HEALTH GROUP INC		725,346
1,000,000	UNITED STATE TREAS NTS		972,812
185,000	UNITED STATES TREAS BDS		252,178
1,765,000	UNITED STATES TREAS BDS		2,286,503
500,000	UNITED STATES TREAS BDS		616,328
300,000	UNITED STATES TREAS BDS		318,609
485,000	UNITED STATES TREAS BDS		397,245
4,840,000	UNITED STATES TREAS BDS		4,730,345
770,910	UNITED STATES TREAS NTS		771,814
35,000	UNITED STATES TREAS NTS		35,100
1,825,712	UNITED STATES TREAS NTS		1,831,845
1,360,000	UNITED STATES TREAS NTS		1,363,294
3,150,000	UNITED STATES TREAS NTS		3,339,737
2,075,000	UNITED STATES TREASURY NTS		2,080,999
435,000	UNITED STATES TREAS NTS		456,580
2,330,000	UNITED STATES TREAS NTS		2,312,888
1,100,000	UNITED STATES TREAS NTS		1,169,093
1,143,597	UNITED STATES TREAS NTS		1,207,657

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
1,070,410	UNITED STATES TREAS NTS		$1,165,659
110,000	UNITED STATES TREAS NTS		108,187
1,895,000	UNITED STATES TREASURY NTS		2,025,725
45,000	UNITED STATES TREAS NTS		48,829
365,000	UNITED STATES TREAS NTS		382,566
3,840,000	UNITED STATES TREAS NTS		3,808,500
400,000	UNITED STATES TREAS NTS		408,531
270,000	UNITED STATES TREAS NTS		248,569
2,900,000	UNITED STATES TRES BD STRP PRN		1,872,150
300,000	UNITED STATES TRES BD STRP PRN		182,250
600,000	US CENTRAL FEDERAL CRED		599,836
1,730,000	US CENTRAL FEDERAL CRED		1,728,647
521,241	US DOLLAR		521,241
1,995,000	US TREASURY NTS		1,998,663
400,000	US TREASURY N/B		401,625
3,540,000	US TREASURY N/B		3,541,798
10,200,000	US TREASURY N/B		10,171,318
970,000	US TREASURY N/B		976,289
740,000	US TREASURY N/B		736,531
1,690,000	US TREASURY NOTE		1,645,506
8,295,000	US TREASURY N/B		8,252,139
1,145,000	US TREASURY NTS		1,225,507
5,600,000	US TREASURY N/B		5,623,190
610,000	US TREASURY NTS		670,810
3,000,000	US TREASURY N/B		2,962,266
490,000	US TREASURY BDS		659,510
1,400,000	US TREASURY BDS		1,795,500
1,385,000	US TREASURY N/B		1,325,705
2,100,000	US TREASURY SEC.		2,102,789
20,000	VANGUARD BD INDEX FD INC		1,571,800
350,000	VERIZON COMMUNICATIONS		386,131
70,000	VERIZON COMMUNICATIONS INC		76,084
120,000	VERIZON COMMUNICATIONS INC		149,882
30,000	VODAFONE GROUP PLC		31,765
1,125,000	VODAFONE GROUP PLC		1,157,382
2,000,000	WACHOVIA BK COML MTG TR		1,990,486
675,000	WACHOVIA BK COML MTG TR		658,923

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer	Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	at Current
Shares/Units	Description of Investment	S&P Rating	Value

Stable Value Fund (continued)
605,000	WACHOVIA BK COML MTG TR		$496,849
595,000	WACHOVIA BK COML MTG TR MTG		606,444
1,100,000	WACHOVIA CORP		1,168,566
295,000	WACHOVIA CORPORATION		320,003
1,000,000	WAMU MTG PASS THROUGH CTFS		677,989
7,709	WASHINGTON MUT MTG SECS CORP		6,090
75,000	WEA FIN LLC		79,559
250,000	WEA FINANCE LLC		281,324
475,000	WELLPOINT INC		491,131
180,000	WELLPOINT INC		198,598
18,839	WELLS FARGO MTG BACKED SECS		17,855
500,000	WEST CORP FED CRED UNION		497,755
150,000	WESTFIELD CAP CORP LTD		154,125
250,000	WI TREASURY N B		245,995
24,473,000	WI TREASURY N/B		23,540,089
100,000	WI TREASURY NB		97,633
165,000	WI TREASURY NB		165,477
455,000	WISCONSIN ST GEN REV		490,222
140,000	WISCONSIN ST GEN REV		142,386
125,000	WYETH		133,533
350,000	WYETH		376,203
250,000	WYETH		266,459
1,165,000	YALE UNIVERSITY		1,160,695

	Total Stable Value Fund		938,387,449

Participant loans
	Participant loans, interest rates ranging from 5.00% to 8.25%		90,299,726

			$4,743,123,530

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 29, 2010
	By	/s/ Douglas A. Scovanner
Douglas A. Scovanner
Chief Financial Officer,
On behalf of Target Corporation as Plan Administrator